Exhibit 99.1

VisionChina Media and Focus Media Announce

Closing of Focus Media Investment in VisionChina Media

Beijing, China, January 14, 2011—VisionChina Media Inc. (“VisionChina Media”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, and Focus Media Holding Limited (“Focus Media”) (Nasdaq: FMCN), China’s largest lifestyle community digital out-of-home media company, announced the closing on January 13, 2011 of the previously announced transaction in which Focus Media, JJ Media Investment Holding Limited and Front Lead Investments Limited have now acquired 15,331,305, 1,022,087 and 1,022,087, respectively, newly issued common shares of VisionChina Media at a price of US$3.979 per share, equivalent to US$3.979 per ADS.

ABOUT VISIONCHINA MEDIA INC.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2010, VisionChina Media Inc.’s advertising network included 128,139 digital television displays on mass transportation systems in 23 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media Inc. has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle community media network, tracking the lifestyle of the consumers and using its media advertising platforms for residential communities, office buildings, shopping malls and movie theaters. Through its multi-platform digital media platforms, as of September 30, 2010, Focus Media’s digital out-of-home advertising network had approximately 196,000 LCD displays and approximately 312,000 advertising in-elevator poster and digital frames, installed in 184 cities throughout China, with a daily coverage of more than 170 million mainstream urban residents. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Neither VisionChina Media nor Focus Media undertakes any obligation to update any forward-looking statement, except as required under applicable law.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

For investor and media inquiries, please contact:

VisionChina Media Inc.

In China:
Mrs. Helen Plummer
Investor Relations Officer
VisionChina Media Inc.
Tel: +86-139-1167-2124
Email: helen.plummer@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86-135-1001-0107
Email: colin.wang@visionchina.cn

In the United States:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
E-mail: jessica.cohen@ogilvypr.com

Focus Media Holding Limited

Jing Lu
Tel: +86-21-2216-4155
Email: ir@focusmedia.cn